UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*


                         Mendocino Brewing Company, Inc.
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    586579104
                                 --------------
                                 (CUSIP Number)

                                 Paul J. Tauber
                       Coblentz, Patch, Duffy & Bass, LLP
                          222 Kearny Street, 7th Floor
                         San Francisco, California 94108
                                  415/391-4800
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 12, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     United Breweries of America, Inc. ("UBA")
     68-0393017
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
     N.A.                                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
     NUMBER OF                7    SOLE VOTING POWER
     SHARES
     BENEFICIALLY                  4,171,217 shares of common stock, except that
     OWNED BY                      Dr. Vijay Mallya ("Mallya") may be deemed to
     EACH                          have shared power to vote these shares
     REPORTING                     because UBA is owned by a foreign
     PERSON                        corporation, the shares of which are
     WITH                          controlled by fiduciaries who may exercise
                                   discretion in favor of Mallya amongst others.
                                   The 4,171,217 shares include 1,083,399 shares
                                   that are issuable upon the conversion of the
                                   principal amount, together with accrued but
                                   unpaid interest, of the convertible notes
                                   issued to UBA. Additional convertible notes
                                   may be issued in favor of UBA which, if
                                   issued, would be convertible into up to an
                                   additional 59,487 shares of common stock.
                              --------------------------------------------------
                              8    SHARED VOTING POWER

                                   See response to Row 7.
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   4,171,217 shares of common stock, except that
                                   Mallya may be deemed to have shared power to
                                   dispose of these shares because UBA is owned
                                   by a foreign corporation, the shares of which
                                   are controlled by fiduciaries who may
                                   exercise discretion in favor of Mallya
                                   amongst others. The 4,171,217 shares include
                                   1,083,399 shares that are issuable upon the
                                   conversion of the principal amount, together
                                   with accrued but unpaid interest, of the
                                   convertible notes issued to UBA. Additional
                                   convertible notes may be issued in favor of
                                   UBA which, if issued, would be convertible
                                   into up to an additional 59,487 shares of
                                   common stock.
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   See response to row 9.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,171,217 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     N.A.                                                                   [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Dr. Vijay Mallya ("Mallya")
     N.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
     N.A.                                                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     India
--------------------------------------------------------------------------------
     NUMBER OF                7    SOLE VOTING POWER
     SHARES
     BENEFICIALLY                  0
     OWNED BY
     EACH
     REPORTING
     PERSON
     WITH
                              --------------------------------------------------
                              8    SHARED VOTING POWER

                                   4,171,217 shares of common stock, all of
                                   which are directly owned by UBA. Mallya may
                                   be deemed to be a beneficial owner of UBA
                                   because UBA is owned by a foreign
                                   corporation, the shares of which are
                                   controlled by fiduciaries who may exercise
                                   discretion in favor of Mallya amongst others.
                                   Accordingly, Mallya may be deemed to have
                                   shared power to vote these shares The
                                   4,171,217 shares include 1,083,399 shares
                                   that are issuable upon the conversion of the
                                   principal amount, together with accrued but
                                   unpaid interest, of the convertible notes
                                   issued to UBA. Additional convertible notes
                                   may be issued in favor of UBA which, if
                                   issued, would be convertible into up to an
                                   additional 59,487 shares of common stock.
                              --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                   0
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   4,171,217 shares of common stock, all of
                                   which are directly owned by UBA. Mallya may
                                   be deemed to be a beneficial owner of UBA
                                   because UBA is owned by a foreign
                                   corporation, the shares of which are
                                   controlled by fiduciaries who may exercise
                                   discretion in favor of Mallya amongst others. Accordingly, Mallya may be deemed to have shared power to dispose of these shares The 4,171,217 shares include 1,083,399 shares that are issuable upon the conversion of the principal amount, together with accrued but unpaid interest, of the convertible notes issued to UBA. Additional convertible notes may be issued in favor of UBA which, if issued, would be convertible into up to an additional 59,487 shares of common stock.
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,171,217 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     N.A.                                                                   [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     62.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                                        3

United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, and No. 6 (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     A new sixth paragraph is added to Item 3 to read, in its entirety, as follows:

     The Reporting Person agreed at a regularly scheduled meeting of the Board of Directors of the Issuer, to increase the maximum amount of the existing credit facility from $1,200,000 to $1,600,000. All of the other terms and conditions of the credit facility shall remain the same, and a copy of the Second Amendment to Master Loan Agreement is attached hereto. On April 28, 2000, September 11, 2000, September 30, 2000, December 31, 2000, and February 12, 2001 the Issuer made draws of the credit facility in the amounts of $151,317.59, $300,000, $19,938, $5,031, and $317,677.94, respectively. Accrued but unpaid interest on such draws totals $114,330.59 as of February 1, 2001. Accordingly, the aggregate amount drawn on the credit facility as shown in this paragraph and the paragraph immediately preceding it, together with accrued interest thereon, is equal to $1,625,099 which corresponds to the right to acquire up to 1,083,399 shares of Common Stock at a conversion price of $1.50 per share. Any accrued but unpaid interest is also convertible into Common Stock at the conversion price of $1.50 per share.

ITEM 4. PURPOSE OF TRANSACTION

     A the last paragraph of Item 4 is amended to read, in its entirety, as follows:

     On March 29, 2000, the Issuer announced that it intends to enter into a transaction with an entity affiliated with Mallya. Pursuant to the terms of the transaction, the Issuer will acquire UBSN Ltd., a United Kingdom corporation by acquiring all of the issued and outstanding shares of United Breweries International UK, Ltd. ("UBI UK, Ltd."), which is the parent company of UBSN Ltd. In the transaction, the Issuer has offered to issue approximately 5,500,000 shares of common stock in exchange for the shares of UBI UK, Ltd. Upon the closing of the transaction, UBI UK Ltd. will become a wholly-owned subsidiary of the Issuer. Due to unforeseen accounting complications and other issues, the expected date of the closing of the transaction has been delayed, and is now expected to occur in late spring 2001, or as soon thereafter as the various conditions to closing have been satisfied or waived. The transaction described above is a related party transaction because the corporation that owns all of the shares of UBI UK, Ltd. is held by a trust, which is controlled by fiduciaries who may exercise discretion in favor of Mallya, amongst others.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The first paragraph of Item 5(a) is hereby amended, in its entirety, to read as follows:

     (a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of February 12, 2001, Mallya may be deemed to be the beneficial owner of 4,171,217 shares of Common Stock because approximately 97% of the Reporting Person is owned by a foreign corporation, the shares of which are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 4,171,217 shares constitute approximately 62.6% of the outstanding Common Stock. If the Issuer draws on the entire amount of the credit facility, assuming no additional accruals or interest, the Reporting Person would be the beneficial owner of an additional 59,487 shares of Common Stock, constituting, in the aggregate, approximately 62.9% of the outstanding Common Stock. Mallya may be deemed to have a shared power to vote and dispose of all of these shares.

     (c) See response to Item 3.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.  Second Amendment to Master Loan Agreement dated as of February 12, 2001

     2. Convertible Note dated April 28, 2000 in the principal amount of $151,317.59

     3. Convertible Note dated September 11, 2000 in the principal amount of $300,000

     4. Convertible Note dated September 30, 2000 in the principal amount of $19,938

     5.  Convertible  Note dated  December 31, 2000 in the  principal  amount of
         $5,031

     6. Convertible Note dated February 12, 2001 in the principal amount of $317,677.94

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 2001                   UNITED BREWERIES OF AMERICA, INC.


                                    By: /s/ Dr. Vijay Mallya
                                        ----------------------------------------
                                    Name:  Dr. Vijay Mallya
                                    Title:  Chairman and Chief Executive Officer



                                    DR. VIJAY MALLYA


                                        /s/ Dr. Vijay Mallya
                                        ----------------------------------------
                                        Dr. Vijay Mallya



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Exhibit No.                                                                                        Found on
                                                                                                   Sequentially
                                                                                                   Numbered Pages


Exhibit 1.        Second Amendment to Master Loan Agreement dated as of February 12, 2001                 7
Exhibit 2.        Convertible Note dated April 28, 2000 in the principal amount of $151,317.59            8
Exhibit 3.        Convertible Note dated September 11, 2000 in the principal amount of $300,000          14
Exhibit 4.        Convertible Note dated September 30, 2000 in the principal amount of $19,938           20
Exhibit 5.        Convertible Note dated December 31, 2000 in the principal amount of $5,031             26
Exhibit 6.        Convertible Note dated February 12, 2001 in the principal amount of $317,677.94        32